                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-36595
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 20, 1997)

                                             2,000,000 SHARES
                                          POST PROPERTIES, INC.
                          7 5/8% SERIES C CUMULATIVE REDEEMABLE PREFERRED SHARES
                                        (PAR VALUE $.01 PER SHARE)
[POST PROPERTIES LOGO]   (LIQUIDATION PREFERENCE EQUIVALENT TO $25.00 PER SHARE)

                            ------------------------

    Dividends on the 7 5/8% Series C Cumulative Redeemable Preferred Shares, $.01 par value per share (the "Series C Preferred Shares"), of Post Properties, Inc. (the "Company") will be cumulative from the date of original issue and will be payable quarterly on or about the last day of March, June, September and December of each year, commencing March 31, 1998, at the rate of 7 5/8% of the liquidation preference per annum (equivalent to $1.90625 per annum per share).

    The Series C Preferred Shares are not redeemable prior to February 9, 2003. On or after February 9, 2003, the Series C Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, thereon. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred shares. The Series C Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series C Preferred
Shares -- Redemption." In order to maintain its qualification as a real estate investment trust for federal income tax purposes, the Company's Amended and Restated Articles of Incorporation impose limitations on the number of shares of capital stock, including Series C Preferred Shares, that may be owned by any single person or affiliated groups. See "Description of Series C Preferred Shares -- Restrictions on Transfer."

    Application will be made to list the Series C Preferred Shares on the New York Stock Exchange ("NYSE"). If such application is approved, trading of the Series C Preferred Shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Series C Preferred Shares. While the Underwriters have advised the Company that they intend to make a market in the Series C Preferred Shares prior to commencement of trading on the NYSE, they are under no obligation to do so and no assurance can be given that a market for the Series C Preferred Shares will exist prior to commencement of trading. See "Underwriting."
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================================
                                                           PRICE TO             UNDERWRITING           PROCEEDS TO
                                                          PUBLIC(1)             DISCOUNT(2)           COMPANY(1)(3)
------------------------------------------------------------------------------------------------------------------------
Per Share..........................................         $25.00                 $.7875                $24.2125
------------------------------------------------------------------------------------------------------------------------
Total(4)...........................................      $50,000,000             $1,575,000            $48,425,000
========================================================================================================================

(1) Plus accrued dividends, if any, from the date of original issue.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $150,000.
(4) The Company has granted the Underwriters an option to purchase up to an additional 300,000 shares to cover over-allotments. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $57,500,000, $1,811,250, and $55,688,750, respectively. See
    "Underwriting."
                            ------------------------
    The Series C Preferred Shares are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Series C Preferred Shares will be made in New York, New York on or about February 9, 1998.
                            ------------------------
MERRILL LYNCH & CO.

                           A.G. EDWARDS & SONS, INC.

                                                          LEGG MASON WOOD WALKER
                                                               INCORPORATED
                            ------------------------
          The date of this Prospectus Supplement is February 4, 1998.

                         PROSPECTUS SUPPLEMENT SUMMARY

                                  THE COMPANY

     The Company is one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern and Southwestern United States. As of February 2, 1998, the Company owned 78 stabilized communities (the "Communities") containing 25,938 apartment units, located primarily in metropolitan Atlanta, Georgia, Tampa, Florida and Dallas/Ft. Worth, Texas. As a result of the Company's merger with Columbus Realty Trust on October 24, 1997, the Company acquired 31 Communities containing 7,526 apartment units (including 1,243 units under development), two industrial properties and one retail property. The Company also manages through affiliates approximately 10,000 additional apartment units owned by third parties. The Company is a fully-integrated organization with multifamily development, acquisition, operation and asset management expertise and has approximately 1,600 employees, none of whom is a party to a collective bargaining agreement.

     The Company conducts all of its operations through Post Apartment Homes, L.P. (the "Operating Partnership") and its subsidiaries. The Company is the sole shareholder of Post GP Holdings, Inc., the general partner of the Operating Partnership, and the sole shareholder of Post LP Holdings, Inc., owner of a majority of the limited partnership interests in the Operating Partnership. As of December 31, 1997, the Company beneficially owned 85.4% of the outstanding partnership interests in the Operating Partnership.

                              RECENT DEVELOPMENTS

FOURTH QUARTER RESULTS OF OPERATIONS

     On February 3, 1998, the Company announced its results of operations for the quarter and for the year ended December 31, 1997. Net income available to common shareholders for the quarter ended December 31, 1997 was $13.89 million, or $0.49 per basic common share, compared to $10.69 million, or $0.49 per basic common share, for the same period in 1996. For the year ended December 31, 1997, net income available to common shareholders was $49.97 million, or $2.11 per basic common share, compared to $42.41 million, or $1.95 per basic common share, for 1996. Net income available to common shareholders per diluted common share was $0.48 for the fourth quarter of 1997 and $2.07 for the year ended December 31, 1997. The Company also announced that funds from operations ("FFO") for the fourth quarter of 1997 was $27.29 million. FFO for the year ended December 31, 1997 totaled $87.39 million.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SERIES C PREFERRED SHARES, INCLUDING EXERCISING THE OVERALLOTMENT OPTION, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The following table presents selected unaudited financial data of the Company as of and for the three months and the twelve months ended December 31, 1997:

                                                          THREE MONTHS ENDED    TWELVE MONTHS ENDED
                                                             DECEMBER 31,          DECEMBER 31,
                                                          -------------------   -------------------
                                                            1997       1996       1997       1996
                                                          --------   --------   --------   --------
                                                                (DOLLARS IN THOUSANDS, EXCEPT
                                                                   PER SHARE OR UNIT DATA)
                                                                         (UNAUDITED)
OPERATING DATA
Revenue:
  Rental -- owned properties............................   $58,138    $41,208   $186,126   $158,618
  Property management -- third party....................       725        640      2,421      2,828
  Landscape services -- third party.....................     1,328      1,414      5,120      4,834
  Interest..............................................        59         37         89        326
  Other.................................................     1,672      1,036      6,360      4,969
                                                           -------    -------   --------   --------
          Total revenue.................................    61,922     44,335    200,116    171,575
                                                           -------    -------   --------   --------
  Property operating and maintenance expenses -- owned
     properties.........................................    20,153     14,663     67,519     58,202
  Depreciation -- real estate assets....................     9,094      6,003     27,991     22,676
  Depreciation -- non-real estate assets................       299        217      1,057        927
  Property management expenses -- third party...........       654        447      1,956      2,055
  Landscape services expenses -- third party............     1,167      1,054      4,284      3,917
  Interest expense......................................     7,936      5,393     24,658     22,131
  Amortization of deferred loan costs...................       233        327        980      1,352
  General and administrative expenses...................     2,463      1,930      7,363      7,716
                                                           -------    -------   --------   --------
                                                            41,999     30,034    135,808    118,976
                                                           -------    -------   --------   --------
  Net income before net gain (loss) on sale of assets,
     loss on relocation of corporate office, minority
     interest and extraordinary item....................    19,923     14,301     64,308     52,599
  Net gain (loss) on sale of assets.....................      (242)        --      3,270        854
  Loss on relocation of corporate office................    (1,500)        --     (1,500)        --
  Minority interest of unitholders in Operating
     Partnership........................................    (2,569)    (2,542)   (11,131)    (9,984)
                                                           -------    -------   --------   --------
  Net income before extraordinary item..................    15,612     11,759     54,947     43,469
  Extraordinary item, net of minority interest(1).......        --         --        (75)        --
                                                           -------    -------   --------   --------
Net income..............................................    15,612     11,759     54,872     43,469
Dividends to preferred shareholders.....................    (1,720)    (1,063)    (4,907)    (1,063)
                                                           -------    -------   --------   --------
Net income available to common shareholders.............   $13,892    $10,696   $ 49,965   $ 42,406
                                                           -------    -------   --------   --------
  Funds from operations(2)..............................   $27,297    $19,241   $ 87,392   $ 74,212
                                                           -------    -------   --------   --------
PER COMMON SHARE/UNIT DATA(3)
  Net income before extraordinary item (net of preferred
     dividend) -- basic.................................   $  0.49    $  0.49   $   2.11   $   1.95
                                                           -------    -------   --------   --------
  Net income available to common shareholders --basic...   $  0.49    $  0.49   $   2.11   $   1.95
                                                           -------    -------   --------   --------
  Net income available to common
     shareholders -- diluted............................   $  0.48    $  0.48   $   2.07   $   1.94
                                                           -------    -------   --------   --------
  Dividends declared....................................   $ 0.595    $ 0.540   $   2.38   $   2.16
                                                           -------    -------   --------   --------

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------   ----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA
  Real estate, before accumulated depreciation..............  $1,936,011   $1,109,342
  Real estate, after accumulated depreciation...............   1,734,916      931,670
  Total assets..............................................   1,780,563      958,675
  Total debt................................................     821,209      434,319
  Shareholders' equity......................................     756,920      398,993

---------------

(1) The extraordinary item for the twelve months ended December 31, 1997 resulted from the costs associated with the early extinguishment of indebtedness.
(2) The Company uses the National Association of Real Estate Investment Trust ("NAREIT") definition of Funds from Operations, which became effective for periods beginning after January 1, 1996. FFO for any period means the consolidated net income of the Company and its subsidiaries for such period excluding gains or losses from debt restructuring and sales of property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures, all determined in accordance with generally accepted accounting principles ("GAAP"). FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Company's FFO is comparable to the FFO of real estate companies that use the current NAREIT definition. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs or ability to service indebtedness or make distributions.
(3) As of December 31, 1997, there were 35,843,066 units of the Operating Partnership outstanding, of which 30,626,592 were beneficially owned by the Company. The weighted average shares and units outstanding for the three and twelve months ended December 31, 1997 was 33,722,727 and 28,880,928, respectively.

                                  THE OFFERING

Securities Offered.........  2,000,000 shares of 7 5/8% Series C Cumulative
                               Redeemable Preferred Shares.

Use of Proceeds............  The net proceeds to the Company from the Offering
                               (approximately $48.3 million) will be used to pay down existing indebtedness and for general corporate purposes.

Ranking....................  With respect to the payment of dividends and amounts upon liquidation, the Series C Preferred Shares offered hereby will rank pari passu with the Series A Preferred Shares (as hereinafter defined) and Series B Preferred Shares (as hereinafter defined) and any other preferred shares which are not by their terms subordinated to the Series C Preferred Shares and will rank senior to the Common Stock and any other shares of the Company which by their terms rank junior to the Series C Preferred Shares. See "Description of Preferred Stock -- Rank" in the accompanying Prospectus.

Dividends..................  Dividends on the Series C Preferred Shares offered hereby are cumulative from the date of issue and are payable quarterly on or about the last day of March, June, September and December of each year, commencing on March 31, 1998, at the rate of 7 5/8% of the liquidation preference per annum (equivalent to $1.90625 per annum per share). Dividends on the Series C Preferred Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

Liquidation Rights.........  The Series C Preferred Shares will have a liquidation preference of $25.00 per share, plus an amount equal to accrued and unpaid dividends. See "Description of Series C Preferred
                               Shares -- Liquidation Preference."

Redemption.................  The Series C Preferred Shares are not redeemable prior to February 9, 2003. On and after February 9, 2003, the Series C Preferred Shares will be redeemable for cash at the option of the Company, in whole or in part, at $25.00 per share, plus accrued and unpaid dividends, if any, thereon. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company which may include other series of preferred shares, and from no other source. See "Description of Series C Preferred
                               Shares -- Redemption."

Voting Rights..............  If dividends on the Series C Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the Series C Preferred Shares (voting separately as a class with the Series A Preferred Shares, the Series B Preferred Shares and all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Directors to serve on the Board of Directors of the Company until all distribution arrearages have been paid. See "Description of Series C Preferred Shares -- Voting Rights."

Conversion.................  The Series C Preferred Shares are not convertible or exchangeable for any other property or securities of the Company.

Ownership Limits...........  The Series C Preferred Shares will be subject to certain restrictions on transfer intended to preserve the Company's status as a REIT for federal income tax purposes. In general, under such restrictions, a holder may not acquire or own Series C Preferred Shares to the extent that such ownership causes an individual (as specially defined under the Internal Revenue Code of 1986, as amended (the "Code") to include certain charitable organizations) to own more than 6% of the value of the outstanding Series C Preferred Shares, taking into account applicable constructive ownership rules of the Code. Under these rules, Preferred Shares held by entities such as corporations, mutual funds, insurance companies and pension trusts would be treated as owned by their ultimate individual beneficial owners for purposes of applying the 6% ownership limit. See "Description of Series C Preferred Shares -- Restrictions on Transfer."

Trading....................  Application will be made to list the Series C
                               Preferred Shares on the New York Stock Exchange ("NYSE"). If such application is approved, trading of the Series C Preferred Shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Series C Preferred Shares. While the Underwriters have advised the Company that they intend to make a market in the Series C Preferred Shares prior to commencement of trading on the NYSE, they are under no obligation to do so and no assurance can be given that a market for the Series C Preferred Shares will exist prior to commencement of trading. See "Underwriting."

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the sale of the Series C Preferred Shares offered hereby are expected to be approximately $48.3 million. The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Series C Preferred Shares to the Operating Partnership in exchange for 7 5/8% Series C Preferred Units in the Operating Partnership, the economic terms of which will be substantially identical to the Series C Preferred Shares. The Operating Partnership will be required to make all required distributions on the Series C Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount on the Series C Preferred Shares) prior to any distribution of cash or assets to the holders of Units or to the holders of any other interests in the Operating Partnership, except for the Series A Preferred Units, the Series B Preferred Units and any other series or preference units ranking on a parity with the Series C Preferred Units as to distributions and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT. The Operating Partnership will use the net proceeds to pay down indebtedness outstanding under its revolving credit facility (the "Revolver"). The Revolver terminates on May 1, 2000 and borrowings thereunder bear interest, at the option of the Operating Partnership, at LIBOR plus .675% or prime minus .25%. As of December 31, 1997 interest accrued on borrowings outstanding under the Revolver at a weighted average interest rate of 6.53% per annum.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The Company's and the Operating Partnership's ratios of earnings to fixed charges were 2.7 for the nine months ended September 30, 1997.

     For purposes of calculating the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, and minority interest to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

     The Company's and the Operating Partnership's ratios of earnings to combined fixed charges and preferred stock dividends were 2.5 for the nine months ended September 30, 1997.

     For purposes of calculating the ratios of earnings to combined fixed charges and preferred stock dividends, excluding capitalized interest, and minority interest to pre-tax income from continuing operations. Combined fixed charges and preferred stock dividends consist of interest costs, whether expensed or capitalized, the interest component of rental expense, amortization of debt issuance costs and preferred dividends.

                    DESCRIPTION OF SERIES C PREFERRED SHARES

     This description of the particular terms of the Series C Preferred Shares offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Shares set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Company is authorized to issue up to 20,000,000 shares of preferred stock, $.01 par value per share, in one or more series, with such designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of the dividend rights, dividend rate or rates, conversion rights, voting rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Directors of the Company may determine by adoption of an applicable articles of amendment (a "Designating Amendment") to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), without any further vote or action by the shareholders. See "Description of Preferred Stock -- Terms" in the accompanying Prospectus. On October 1, 1996, the Company issued 1,000,000 shares of 8 1/2% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares"), and on October 28, 1997, the Company issued 2,000,000 shares of 7 5/8% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares" and, together with the Series A Preferred Shares and the Series C Preferred Shares, the "Preferred Shares").

     On February 4, 1998, a form of Designating Amendment was adopted determining the terms of a series of preferred stock consisting of up to 2,300,000 shares, designated 7 5/8% Series C Cumulative Redeemable Preferred Shares. The following summary of the terms and provisions of the Series C Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Articles of Incorporation and the Designating Amendment designating the Series C Preferred Shares, each of which is available from the Company.

     The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Series C Preferred Shares to a wholly owned subsidiary, which will contribute such proceeds to the Operating Partnership in exchange for 7 5/8% Series C Preferred Units in the Operating Partnership, the economic terms of which will be substantially identical to the Series C Preferred Shares. The Operating Partnership will be required to make all required distributions on the Series C Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount of the Series C Preferred Shares) prior to any distribution of cash or assets to the holders of the Units or to the holders of any other interests in the Operating Partnership, except for holders of the Series A Preferred Units, the Series B Preferred Units or any other series of preference units ranking on a parity with the Series C Preferred Units as to distributions and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT.

     None of the Series C Preferred Shares, the Series C Preferred Units or any of the indebtedness of the Operating Partnership contain any provisions affording holders of the Series C Preferred Shares protection in the event of a highly leveraged or other transaction that might adversely affect holders of Series C Preferred Shares.

     The registrar, transfer agent and dividends disbursing agent for the Series C Preferred Shares will be Wachovia Bank of North Carolina, N.A.

DIVIDENDS

     Holders of the Series C Preferred Shares shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7 5/8% of the liquidation preference per annum (equivalent to $1.90625 per annum per share). Such dividends shall accrue and be cumulative from the date of original issue and shall be payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the succeeding business day (each, a "Dividend Payment Date"). The first dividend on the Series C Preferred Shares will be paid on March 31, 1998. Any dividend payable on the Series C Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the share records of the Company at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     No dividends on the Series C Preferred Shares shall be authorized by the Board of Directors of the Company or be paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company (or the Operating Partnership, as to the Series C Preferred Units), including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series C Preferred Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accrued but unpaid dividends on the Series C Preferred Shares will not bear interest and holders of the Series C Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends as described above. See "Description of Preferred Stock -- Dividends" in the accompanying Prospectus.

     The Operating Partnership will be required to make all required distributions to the Company that will mirror the Company's payment of dividends on the Series C Preferred Shares (including accrued and unpaid dividends upon redemption, and of the liquidation preference amount of the Series C Preferred Shares) prior to any distribution of cash or assets to the holders of the Units or to the holders of any other interests in the Operating Partnership, except for distributions required in connection with the Series A Preferred Shares, the Series B Preferred Shares or any other shares of the Company ranking senior to or on a parity with the Series C Preferred Shares as to dividends and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT. The credit agreement for the Revolver includes covenants which restrict the ability of the Operating Partnership to make distributions, in excess of stated amounts, which in turn restricts the discretion of the Company to declare and pay dividends. In general, during any fiscal year the Operating Partnership may only distribute up to 100% of the Operating Partnership's consolidated income available for distribution (as defined in the credit agreement), exclusive of distributions of up to $30.0 million of capital gains for such year. The credit agreement contains exceptions to these limitations to allow the Operating Partnership to make distributions necessary to allow the Company to maintain its status as a REIT. The Company does not believe that this covenant will adversely affect the ability of the Operating Partnership to make distributions in an amount sufficient to permit the Company to pay dividends with respect to the Series C Preferred Shares.

     Any dividend payment made on the Series C Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series C Preferred Shares are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders liquidating distributions in cash or property at its fair market value as determined by the Company's Board of Directors in the amount of a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of Common Stock or any other capital shares that rank junior to the Series C Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Shares will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding up of the Company. For further information regarding the rights of the holders of Series C Preferred Shares upon the liquidation, dissolution or winding up of the Company, see "Description of Preferred Stock -- Liquidation Preference" in the accompanying Prospectus.

REDEMPTION

     The Series C Preferred Shares are not redeemable prior to February 9, 2003. On and after February 9, 2003, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem the Series C Preferred Shares, in whole or in part, at any time or from time to time, in cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest, to the extent the Company will have funds legally available therefor. The redemption price of the Series C Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends) shall be paid solely from the sale proceeds of other capital stock of the Company and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participation, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series C Preferred Shares to be redeemed shall surrender such shares at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any Series C Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Series C Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Series C Preferred Shares, such shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Series C Preferred Shares are to be redeemed, the Series C Preferred Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Series C Preferred Shares) or by any other equitable method determined by the Company. See "Description of Preferred Stock -- Redemption" in the accompanying Prospectus.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by the Company will be mailed by the registrar, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series C Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of the registrar. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series C Preferred Shares except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Series C Preferred Shares to be redeemed; (iv) the place or places where the Series C Preferred Shares are to be surrendered for payment of the redemption price; and
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all the Series C Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Series C Preferred Shares to be redeemed from such holder.

     The holders of Series C Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Series C Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series C Preferred Shares to be redeemed.

     The Series C Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "-- Restrictions on Transfer" below).

VOTING RIGHTS

     Except as indicated below or in the accompanying Prospectus, or except as otherwise from time to time required by applicable law, the holders of Series C Preferred Shares will have no voting rights.

     On any matter on which the Series C Preferred Shares are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each Series C Preferred Share shall be entitled to one vote. With respect to each Series C Preferred Share the holder thereof may designate a proxy, with each such proxy having the right to vote on behalf of such holder.

     If dividends on the Series C Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the Series C Preferred Shares (voting separately as a class with the holders of Series A Preferred Shares, Series B Preferred Shares and all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Directors to serve on the Board of Directors of the Company until all dividend arrearages have been paid. For further information regarding the voting rights of the holders of the Series C Preferred Shares, see "Description of Preferred Stock -- Voting Rights" in the accompanying Prospectus.

CONVERSION

     The Series C Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON TRANSFER

     Ownership Limits. The Designating Amendment contains certain restrictions on the number of Series C Preferred Shares that a single shareholder may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding Preferred Shares and Common Stock may be owned, actually and constructively under the applicable constructive ownership provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. The Preferred Shares and Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. Because the Company has elected to be treated as a REIT, the Articles of Incorporation and the Designating Amendment of the Company contain restrictions on the acquisition of Preferred Shares and Common Stock intended to ensure compliance with these requirements.

     Subject to certain exceptions specified in the Designating Amendment, no person who is an "individual" within the meaning of Section 542(a)(2) of the Code may own, after taking account the applicable constructive ownership provisions of the Code, more than 6% (the "Ownership Limit") of the outstanding Series C Preferred Shares. Under the constructive ownership rules, Series C Preferred Shares owned by an entity, including a corporation, life insurance company, mutual fund or pension trust, are treated as owned by the ultimate individual beneficial owners of the entity. In addition, a holder is prohibited from acquiring any Series C Preferred Shares if such acquisition would cause five individuals to own (actually and constructively under the applicable constructive ownership of the Code) in the aggregate more than 50% in value of the outstanding Preferred Shares and Common Stock.

     If any shareholder purports to transfer shares to a person and either the transfer would result in the Company failing to qualify as a REIT, or the shareholder knows that such transfer would cause the transferee to hold more than the applicable Ownership Limit, the purported transfer will be null and void as to that number of shares the transfer of which would cause a violation of the applicable limit, and the shareholder will be deemed not to have transferred such excess shares. In addition, if any person holds Series C Preferred Shares in excess of the applicable Ownership Limit, such person will be deemed to hold the shares that cause the limit to be exceeded in trust for the Company, and will not receive dividends or distributions with respect to such shares and will not be entitled to exercise any voting rights with respect to such shares. The person will be required to sell such shares to the Company for the lesser of the amount paid for the shares or the average of the last reported sales prices for the ten trading days immediately preceding the redemption or to sell such shares at the direction of the Company, in which case the Company will be reimbursed for its expenses in connection with the sale plus any remaining amount of such proceeds that exceeds the amount such person paid for the shares and such person will be entitled to receive only the balance of the proceeds. If the Company repurchases such shares, it may elect to pay for the shares with Operating Partnership Units.

     All certificates representing Series C Preferred Shares will bear a legend referring to the restrictions described above.

     The Designating Amendment provides that each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in good faith in order to determine the Company's status as a REIT.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. In addition, this section does not discuss foreign, state, or local taxation.

     Except as noted below, this Prospectus Supplement does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. Such matters are addressed in the accompanying Prospectus under "Federal Income Tax Considerations -- Taxation of the Company." Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local, foreign and other tax consequences of holding and disposing of Series C Preferred Shares.

     Dividends and Other Distributions; Backup Withholding. For a discussion regarding the taxation of dividends and other distributions with respect to shares of the Company's capital stock, and the backup withholding rules, see "Federal Income Tax Considerations -- Taxation of Shareholders" in the accompanying Prospectus. In determining the extent to which a distribution on the Series C Preferred Shares constitutes a dividend for tax purposes, the earnings and profits of the Company will be allocated, on a pro rata basis, first to distributions with respect to the Preferred Shares and then to the Common Stock.

     Sale or Exchange of Series C Preferred Shares. Upon the sale or exchange of Series C Preferred Shares to a party other than the Company, a holder of Series C Preferred Shares will realize a capital gain or loss measured by the difference between the amount realized on the sale or other disposition and the holder's adjusted tax basis in the Series C Preferred Shares (provided the Series C Preferred Shares are held as a capital asset). If the Series C Preferred Shares have been held by an individual for more than one year but not more than 18 months at the time of disposition, the maximum capital gains rate will be 28 percent. If the Series C Preferred Shares have been held by an individual for more than 18 months, the maximum capital gains rate will be 20 percent. Any loss on a sale of Series C Preferred Shares which were held by the holder for six months or less and with respect to which capital gain dividends have been received will be treated as a long term capital loss, up to the amount of the capital gain dividend received with respect to such shares.

     Redemption of Series C Preferred Shares. The treatment to be accorded to any redemption by the Company of Series C Preferred Shares can only be determined on the basis of particular facts as to each holder of Series C Preferred Shares at the time of redemption. In general, a holder of Series C Preferred Shares will recognize capital gain or loss (provided the Series C Preferred Shares are held as a capital asset) measured by the difference between the amount realized by the holder upon the redemption and such holder's adjusted tax basis in the Series C Preferred Shares redeemed if such redemption (i) results in a "complete termination" of the holder's interest in all classes of shares of the Company under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder's interest in the Company under Section 302(b)(2) of the Code (which will not be the case if only Series C Preferred Shares are redeemed, since they generally do not have voting rights) or (iii) is "not essentially equivalent to a dividend" with respect to the holder of Series C Preferred Shares under Section 302(b)(1) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, generally must be taken into account. If the aforementioned tests are not met, the redemption will be treated as a distribution with respect to the Series C Preferred Shares as described under "Federal Income Tax Considerations -- Taxation of Shareholders" in the accompanying Prospectus. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series C Preferred Shares depends upon the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     Clinton Administration's Proposed Changes to REIT Asset Test. The Clinton Administration's budget proposal announced on February 2, 1998 includes a proposal to amend the REIT asset tests with respect to non-qualified REIT subsidiaries, such as Post Services. The proposal would prohibit a REIT from owning more than 10% of the vote or value of the outstanding stock of any non-qualified REIT subsidiary. Existing non-qualified REIT subsidiaries would be grandfathered, and therefore subject only to the 5% asset test and 10% voting securities test of current law (see "Federal Income Tax Considerations -- Requirements for Qualification -- Asset Tests"), except that such grandfathering would terminate if the subsidiary engaged in a new trade or business or acquired substantial new assets. As a result, if the proposal were to be enacted, Post Services would become subject to the new 10%-vote-and-value limitation if Post Services commenced new trade or business activities or acquired substantial new assets after the specified effective date. The Company could not satisfy the new test because it would be considered to own more than 10% of the value of the stock of Post Services. Accordingly, the proposal, if enacted, would materially impede the ability of the Company to engage in other activities without jeopardizing its REIT status.

     Capital Gain Dividends Paid to Shareholders. Under IRS Notice 97-64, a REIT may designate (subject to certain limits) whether a capital gain dividend is taxable to U.S. Shareholders (other than corporations) as a 20 percent rate gain distribution (for capital gains recognized by the REIT with respect to capital assets held for more than 18 months), a 28 percent rate gain distribution (for capital gains recognized by the REIT with respect to capital assets held for more than one year but not more than 18 months), or a Section 1250 gain distribution taxed at a 25 percent rate (for a portion of the gain, recognized by the REIT with respect to dispositions of certain real property held for more than 18 months, equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income).

     New Treasury Regulations Regarding Withholding, Information Reporting and Backup Withholding. The Treasury Department recently issued final regulations relating to withholding, information reporting and backup withholding on U.S. source income paid to foreign persons (including, for example, dividends paid by the Company to Non-U.S. Shareholders). These regulations generally will be effective with respect to payments made after December 31, 1998, subject to certain transition rules. Prospective investors should consult their own tax advisors as to the effect, if any, of the final regulations on their purchase, ownership and disposition of the Series C Preferred Shares.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the terms agreement and related purchase agreement (collectively, the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase from the Company the aggregate number of Series C Preferred Shares set forth opposite the name of each such Underwriter. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Series C Preferred Shares if any are purchased.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    700,000
A.G. Edwards & Sons, Inc....................................    650,000
Legg Mason Wood Walker, Incorporated........................    650,000
                                                              ---------
             Total..........................................  2,000,000
                                                              =========

     The Underwriters have advised the Company that they propose initially to offer the Series C Preferred Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.45 to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 300,000 additional Series C Preferred Shares at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount.

     The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriters to engage in certain transactions that stabilize the price of the Series C Preferred Shares. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series C Preferred Shares.

     If the Underwriters create a short position in the Series C Preferred Shares in connection with the Offering (i.e., if they sell more Series C Preferred Shares than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Series C Preferred Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Underwriters also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase Series C Preferred Shares in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock or Series C Preferred Shares, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transaction described above may have on the price of the Series C Preferred Shares. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Application will be made to list the Series C Preferred Shares on the NYSE. If such application is approved, trading of the Series C Preferred Shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Series C Preferred Shares. While the Underwriters have advised the Company that they intend to make a market in the Series C Preferred Shares prior to commencement of trading on the NYSE, they are under no obligation to do so and no assurance can be given that a market for the Series C Preferred Shares will exist prior to commencement of trading.

     Merrill Lynch has from time to time provided investment banking and financial advisory services to the Company and the Operating Partnership.

                                 LEGAL MATTERS

     The validity of the Series C Preferred Shares offered pursuant to this Prospectus Supplement and the Prospectus will be passed upon for the Company by King & Spalding, Atlanta, Georgia. Herschel M. Bloom, a member of King & Spalding, is a director of the Company.

     Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

PROSPECTUS

                                  $794,000,000

                             POST PROPERTIES, INC.
              COMMON STOCK, PREFERRED STOCK AND DEPOSITARY SHARES

                           POST APARTMENT HOMES, L.P.

                                DEBT SECURITIES
POST LOGO

                            ------------------------

     Post Properties, Inc. (the "Company") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.01 per share (the "Common Stock"), (ii) shares of its preferred stock, par value $0.01 per share (the "Preferred Stock") and (iii) shares of Preferred Stock represented by Depositary Shares (the "Depositary Shares"), with an aggregate public offering price of up to $450,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. Post Apartment Homes, L.P. (the "Operating Partnership") may from time to time offer in one or more series unsecured non-convertible debt securities ("Debt Securities"), with an aggregate public offering price of up to $344,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Common Stock, Preferred Stock, Depositary Shares and Debt Securities (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company or the Operating Partnership, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                The date of this Prospectus is October 20, 1997.

                             AVAILABLE INFORMATION

     The Company and the Operating Partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company and the Operating Partnership may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. In addition, the Company's Common Stock is listed on the New York Stock Exchange and such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Copies of documents electronically filed with the Commission also may be obtained at the Commission's Internet address at "http://www.sec.gov".

     The Company and the Operating Partnership have filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company, the Operating Partnership and the Securities, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company (File No. 1-12080) and the Operating Partnership (File No. 0-28226) with the Commission are incorporated herein by reference: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; (c) the Company's Current Reports on Form 8-K filed on February 27, 1997, August 6, 1997 and September 17, 1997; (d) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated July 22, 1993; (e) the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1996; (f) the Operating Partnership's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and (g) the Operating Partnership's Current Reports on Form 8-K filed on January 29, 1997, February 27, 1997, August 6, 1997 and September 17, 1997.

     All documents filed by the Company and/or the Operating Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company and the Operating Partnership will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Request for such copies should be directed to: Post Properties, Inc., 3350 Cumberland Circle, Suite 2200, Atlanta, Georgia 30339,
Attention: Secretary, telephone (770) 850-4400.

                   THE COMPANY AND THE OPERATING PARTNERSHIP

     The Company is a self-administered and self-managed equity real estate investment trust (a "REIT") and is one of the largest developers and operators of upscale multifamily apartment communities in the Southeastern United States. As of June 30, 1997, the Company owned 49 stabilized communities (the "Communities") containing 17,648 apartment units located primarily in metropolitan Atlanta, Georgia and Tampa, Florida. In addition, as of June 30, 1997, the Company had under construction or in initial lease-up ten new communities and additions to two existing communities in the Atlanta, Georgia; Tampa, Florida; Nashville, Tennessee and Charlotte, North Carolina metropolitan areas that will contain an aggregate of 4,025 apartment units when completed. For the six months ended June 30, 1997, the average economic occupancy rate of the 48 Communities stabilized for the entire period was 94.3%. The average monthly rental rate per apartment unit at these Communities for the same period was $800. The Company also manages through affiliates one community with 260 apartment units under the Post(R) brand name for third parties and approximately 7,800 additional apartment units owned by third parties. The Company is a fully-integrated organization with multifamily development, acquisition, operation and asset management expertise and has approximately 1,200 employees, none of whom is a party to a collective bargaining agreement.

     The Company is the sole general partner of, and controls a majority of the limited partnership interests in, the Operating Partnership. As of June 30, 1997, the Company owned 80.9% of the outstanding partnership interests in the Operating Partnership. The Company conducts all its business through the Operating Partnership and its subsidiaries.

     As of June 30, 1997 the Company and the Operating Partnership had outstanding indebtedness of $473.7 million. Any applicable Prospectus Supplement relating to offered securities will set forth the outstanding indebtedness of the issuer and its subsidiaries as of a recent date.

     On August 4, 1997, the Company announced that it has entered into a definitive agreement and plan of merger with Columbus Realty Trust, a Texas real estate investment trust ("Columbus"), pursuant to which Columbus would be merged into a wholly owned subsidiary of the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, each outstanding share of Columbus common shares will be converted into 0.615 shares of Common Stock, which will result in the issuance of approximately 8.4 million shares of Common Stock. Upon completion of the merger, the Company will own 85.4% of the outstanding partnership interests in the Operating Partnership. The merger, which will be accounted for as a purchase, is expected to be completed in October 1997, subject to the approval of the shareholders of the Company and Columbus and other customary conditions. Columbus is a self-administered and self-managed REIT which develops, owns and operates upscale multifamily residential properties primarily in urban communities in the Southwestern United States. As of June 30, 1997, Columbus owned 39 total properties: 28 completed multifamily residential properties containing an aggregate of 6,045 apartment units located primarily in the Dallas/Ft. Worth metropolitan area, two industrial properties, one retail property, six multifamily development sites in various stages of construction, and two sites acquired for future development.

     The Company is a Georgia corporation that was founded in 1971. The Operating Partnership is a Georgia limited partnership that was formed in 1993. The Company's and the Operating Partnership's executive offices are located at 3350 Cumberland Circle, Suite 2200, Atlanta, Georgia 30339 and their telephone number is (770) 850-4400.

                                USE OF PROCEEDS

     The Company is required, by the terms of the partnership agreement of the Operating Partnership, to invest the net proceeds of any sale of Common Stock, Preferred Stock or Depositary Shares in the Operating Partnership in exchange for additional Units. Unless otherwise indicated in the applicable Prospectus Supplement, the Company and the Operating Partnership intend to use such net proceeds and the net proceeds from the sale of Debt Securities for general corporate purposes including, without limitation, the acquisition and development of multi-family communities and the repayment of debt. Pending application of the net proceeds, the Operating Partnership will invest such proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's intention to continue to qualify for taxation as a REIT. Such investments may include, for example, obligations of the Government National

Mortgage Association, other government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The Company's and the Operating Partnership's ratios of earnings to fixed charges were 2.8 for the six months ended June 30, 1997, 2.7 for the year ended December 31, 1996, 2.1 for the year ended December 31, 1995, 2.0 for the year ended December 31, 1994 and 1.1 for the year ended December 31, 1993.

     For purposes of calculating the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges, excluding capitalized interest, and minority interest to pre-tax income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

     The Company's and the Operating Partnership's ratios of earnings to combined fixed charges and preferred stock dividends were 2.6 for the six months ended June 30, 1997, 2.6 for the year ended December 31, 1996, 2.1 for the year ended December 31, 1995, 2.0 for the year ended December 31, 1994 and 1.1 for the year ended December 31, 1993.

     For purposes of calculating the ratios of earnings to combined fixed charges and preferred stock dividends, earnings have been calculated by adding combined fixed charges and preferred stock dividends, excluding capitalized interest, and minority interest to pre-tax income from continuing operations. Combined fixed charges and preferred stock dividends consist of interest costs, whether expensed or capitalized, the interest component of rental expense, amortization of debt issuance costs and preferred dividends.

     Prior to completion of the Company's reorganization in July 1993, the Company maintained a different capital structure. As a result, although the original properties have historically generated positive net cash flow, the financial statements of the Company show a net loss for the fiscal year ended December 31, 1992. Consequently, the computation of the ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividends for such period indicates that the earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends by approximately $10.0 million.

     The recapitalization of the Company effected in connection with the reorganization permitted the Company to significantly deleverage, resulting in an improved ratio of earnings to fixed charges for periods subsequent to the reorganization.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an Indenture (the "Indenture"), between the Operating Partnership and a Trustee (the "Trustee") chosen by the Operating Partnership and qualified to act as Trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust office of the trustee or as described above under "Available Information." The Indenture is subject to, and governed by, the TIA. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of all material provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will rank equally with all other unsecured and unsubordinated indebtedness of the Operating Partnership. At June 30, 1997, the total outstanding debt of the Operating Partnership was $473.7 million, all of which was unsubordinated indebtedness. Of such outstanding debt, $165.7 million was secured debt. The Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company as sole general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities offered thereby for the specific terms thereof, including:

          (1) the title of such Debt Securities;

          (2) any limit on the aggregate principal amount of such Debt Securities that may be authenticated and delivered under the Indenture;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

          (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (5) the rate or rates, or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any, the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such date shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (6) the place or places where the principal of (and premium, if any), interest, if any, and additional amounts, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for registration of transfer or exchange and notices or demands to or upon the Operating Partnership in respect of such Debt Securities and the Indenture may be served;

          (7) the period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

          (8) the obligation, if any, of the Operating Partnership to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities ("Registered Securities") shall be issuable and, if other than denominations of $5,000 and any integral multiple thereof, the denomination or denominations in which any bearer Debt Securities ("Bearer Securities") shall be issuable;

          (10) if other than the Trustee, the identity of each security registrar and/or paying agent;

          (11) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities that shall be payable upon declaration of acceleration of the maturity thereof or the method by which such portion shall be determined;

          (12) if other than U.S. dollars, the currency or currencies in which payment of the principal of (and premium, if any) or interest or additional amounts, if any, on the Debt Securities shall be payable or in which the Debt Securities shall be denominated;

          (13) whether the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts shall be determined;

          (14) whether the principal of (and premium, if any) or interest or additional amounts, if any, on the Debt Securities are to be payable, at the election of the Operating Partnership or a holder (a "Holder") thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          (15) provisions, if any, granting special rights to the Holders of the Debt Securities upon the occurrence of such events as may be specified;

          (16) any deletions from, modifications of or additions to the events of default (the "Events of Default") or covenants of the Operating Partnership with respect to the Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Indenture;

          (17) whether the Debt Securities are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities may be exchanged for Registered Securities and vice versa (if permitted by applicable laws and regulations), whether any Debt Securities are to be issuable initially in temporary global form and whether any Debt Securities are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, and, if Registered Securities are to be issuable as a global Debt Security, the identity of the depositary for such series;

          (18) the date as of which any Bearer Securities and any temporary global Debt Security representing Outstanding (as hereinafter defined) Debt Securities shall be dated if other than the date of original issuance of the first Debt Security of the series to be issued;

          (19) the person to whom any interest on any Registered Security shall be payable, if other than the person in whose name that Debt Security is registered at the close of business on the applicable record date (the "Regular Record Date") for such interest, the manner in which, or the person to whom any interest on any Bearer Security shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Debt Security on an interest payment date (an "Interest Payment Date") will be paid;

          (20) if the defeasance and covenant defeasance provisions described herein are to be inapplicable or any modification of such provisions;

          (21) if the Debt Securities to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Debt Security) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

          (22) whether and under what circumstances the Operating Partnership will pay additional amounts on the Debt Securities to any Holder who is not a United States person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities rather than pay such additional amounts (and the terms of any such option);

          (23) with respect to any Debt Securities that provide for optional redemption or prepayment upon the occurrence of certain events (such as a change of control of the Operating Partnership), (i) the possible effects of such provisions on the market price of the Operating Partnership's or the Company's securities or in deterring certain mergers, tender offers or other takeover attempts, and the intention of the Operating Partnership to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with such provisions; (ii) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness such that payment on such Debt Securities may be effectively subordinated; and (iii) the existence of any limitations on the Operating Partnership's financial or legal ability to repurchase such Debt Securities upon the occurrence of such an event (including, if true, the lack of assurance that such a repurchase can be effected) and the impact, if any, under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default; and

          (24) any other terms of such Debt Securities not inconsistent with the terms of the Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. Federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "Merger, Consolidation or Sale" or as may be set forth in any Prospectus Supplement, the Indenture does not contain any other provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving the Operating Partnership, the management of the Operating Partnership or the Company, or any affiliate of any such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Operating Partnership that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under "Merger, Consolidation or Sale," the Operating Partnership may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Operating Partnership, that would increase the amount of the Operating Partnership's indebtedness or substantially reduce or eliminate the Operating Partnership's assets, which may have an adverse effect on the Operating Partnership's ability to service its indebtedness, including the Debt Securities. In addition, restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Common Stock -- Restrictions on Transfer" and "Description of Preferred Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     The applicable Prospectus Supplement will summarize the nature and scope of any event risk provisions contained in any offered Debt Security, including the types of events protected by such provisions and any limitations on the Operating Partnership's ability to satisfy its obligations under such provisions. The applicable Prospectus Supplement will also summarize anti-takeover provisions in other securities of the Operating Partnership or the Company, which could have a material effect on the offered Debt Securities. Such summary will contain a detailed and quantifiable definition of any "change in control" provision.

     Reference is made to "-- Certain Covenants" below and to the description of any additional covenants with respect to a series of Debt Securities in the applicable Prospectus Supplement. Except as otherwise described in the applicable Prospectus Supplement, compliance with such covenants generally may not be waived with respect to a series of Debt Securities by the Board of Directors of the Company as sole general partner of the Operating Partnership or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series consent to such waiver, except to the extent that the defeasance and covenant defeasance provisions of the Indenture described under "-- Discharge, Defeasance and Covenant Defeasance" below apply to such series of Debt Securities. See "-- Modification of the Indenture."

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series which are Registered Securities, other than Registered Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Debt Securities which are Bearer Securities, other than Bearer Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000 (Section 302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Operating Partnership, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307 and 1002).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Operating Partnership nor the Trustee shall be required (i) to issue, register the transfer of or exchange any Debt Security if such Debt Security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the Debt Securities to be redeemed and ending at the close of business on (A) if such Debt Securities are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (B) if such Debt Securities are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed, or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption, or (iv) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) the Operating Partnership shall be the continuing entity, or the successor entity (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any subsidiary of the Operating Partnership (a "Subsidiary") as a result thereof as having been incurred by the Operating Partnership or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Operating Partnership is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Operating Partnership shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1006).

     Maintenance of Properties. The Operating Partnership is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership and its Subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business (Section 1007).

     Insurance. The Operating Partnership is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1008).

     Payment of Taxes and Other Claims. The Operating Partnership is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section
1009).

     Provision of Financial Information. The Holders of Debt Securities will be provided with copies of the annual reports and quarterly reports of the Operating Partnership. Whether or not the Operating Partnership is subject to
Section 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, the Operating Partnership will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Operating Partnership were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Operating Partnership would have been required so to file such documents if the Operating Partnership were so subject. The Operating Partnership will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the security register for the Debt Securities (the "Security Register"), without cost to such Holders, copies of the annual reports and quarterly reports which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Operating Partnership would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections and (y) if filing such documents by the Operating Partnership with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

     Additional Covenants. Any additional or different covenants of the Operating Partnership with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Operating Partnership contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $5,000,000 of any evidence of recourse indebtedness of the Operating Partnership or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership or any Significant Subsidiary or any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership.

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Securities, the terms of which provide that the principal amount thereof payable at maturity may be more or less than the principal face amount thereof at original issuance ("Indexed Securities"), such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (and to the Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Operating Partnership shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal of (or specified portion thereof), or premium (if any) or interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security or such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless such default has been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt securities of any series (or of all Debt Securities then Outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, the Operating Partnership must deliver to the Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities or series of Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holders of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or premium (if any) or any installment of interest on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security;
(d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holders of such Debt Security (Section 902). A Debt Security shall be deemed outstanding ("Outstanding") if it has been authenticated and delivered under the Indenture unless, among other things, such Debt Security has been cancelled or redeemed.

     The Indenture provides that the Holders of not less than a majority in principal amount of a series of Outstanding Debt Securities have the right to waive compliance by the Operating Partnership with certain covenants relating to such series of Debt Securities in the Indenture (Section 1014).

     Modifications and amendments of the Indenture will be permitted to be made by the Operating Partnership and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture; (ii) to add to the covenants of the Operating Partnership for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership in the Indenture;
(iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided, that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed Outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture; and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded.

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by the Operating Partnership or the holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Operating Partnership may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Sections 1401 and 1404).

     The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under sections 1004 to 1011, inclusive, of the Indenture (including the restrictions described under "Certain Covenants") and its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at the stated maturity date specified thereon ("Stated Maturity"), or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust will only be permitted to be established if, among other things, the Operating Partnership has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States Federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series; (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established.

     Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Operating Partnership effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1011, inclusive, of the Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of Default. However, the Operating Partnership would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

NO CONVERSION RIGHTS

     The Debt Securities will not be convertible into or exchangeable for any capital stock of the Company or equity interest in the Operating Partnership.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The authorized common stock of the Company includes 100,000,000 shares of Common Stock $.01 par value per share. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of Common Stock have no preemptive rights. At June 30, 1997, there were 22,044,296 shares of Common Stock outstanding, 5,216,474 shares reserved for issuance upon exchange of outstanding Units and 1,045,140 shares reserved for issuance upon exercise of outstanding stock options.

     Shares of Common Stock currently outstanding are listed for trading on the New York Stock Exchange (the "NYSE") under the symbol "PPS." The Company will apply to the NYSE to list the additional shares of Common Stock to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.

     All shares of Common Stock issued will be duly authorized, fully paid, and nonassessable. Distributions may be paid to the holders of Common Stock if and when declared by the Board of Directors of the Company out of funds legally available therefor.

     Under Georgia law, shareholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of preferred stock, if any, to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

PROVISIONS OF COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation of the Company provide for the Board of Directors to be divided into three classes of directors, each class to consist as nearly as possible of one-third of the directors. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The overall effect of the provisions in the Articles of Incorporation with respect to the classified board may be to render more difficult a change of control of the Company or removal of incumbent management. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of the shares of Common Stock are able to elect all of the successors of the class of directors whose term expires at that meeting. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares of Common Stock entitled to vote in the election of directors.

OTHER MATTERS

     The transfer agent and registrar for the Common Stock is Wachovia Bank of North Carolina, N.A., Winston-Salem, North Carolina.

     The Company may not engage in any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets unless such transaction includes the merger of the Operating Partnership or sale of substantially all of the assets of the Operating Partnership, which sale or merger must be approved by the holders of a majority of the Units. If the Company were ever to hold less than a majority of the Units, this voting requirement might limit the possibility for acquisition or change in the control of the Company.

RESTRICTIONS ON TRANSFER

     Ownership Limits. The Company's Articles of Incorporation contain certain restrictions on the number of shares of Common Stock that a single shareholder may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of Common Stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. The Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. Because the Company has elected to be treated as a REIT, the Articles of Incorporation of the Company contain restrictions on the acquisition of Common Stock intended to ensure compliance with these requirements.

     Subject to certain exceptions specified in the Articles of Incorporation, no person other than Messrs. Williams and Glover may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 6% (the "Ownership Limit") of the outstanding shares of Common Stock. Messrs. Williams and Glover are subject to a separate limitation (referred to as the "Excluded Holder Limit") pursuant to which they are prohibited from owning (actually and constructively under the applicable attribution provisions of the Code) more than 31%, in the aggregate, of the outstanding shares of Common Stock. In addition, Messrs. Williams and Glover are prohibited from acquiring any shares of Common Stock if such acquisition would cause five individuals to own (actually and constructively under the applicable attribution provisions of the Code) in the aggregate more than 50% in value of the outstanding shares of Common Stock.

     If any shareholder purports to transfer shares to a person and either the transfer would result in the Company failing to qualify as a REIT, or the shareholder knows that such transfer would cause the transferee to hold more than the applicable Ownership Limit or Excluded Holder Limit, the purported transfer will be null and void as to that number of shares the transfer of which would cause a violation of the applicable limit, and the shareholder will be deemed not to have transferred such excess shares. In addition, if any person holds shares of Common Stock in excess of the applicable Ownership Limit or Excluded Holder Limit, such person will be deemed to hold the shares that cause the applicable limit to be exceeded in trust for the Company, and will not receive dividends or distributions with respect to such shares and will not be entitled to vote such shares. The person will be required to sell such shares to the Company for the lesser of the amount paid for the shares and the average of the last reported sales prices for the ten trading days immediately preceding the redemption or to sell such shares at the direction of the Company, in which case the Company will be reimbursed for its expenses in connection with the sale plus any remaining amount of such proceeds that exceeds the amount such person paid for the shares and such person will be entitled to receive only the balance of the proceeds. If the Company repurchases such shares, it may elect to pay for the shares with Units.

     All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

     Every owner of more than 5% (or such lower percentage as may be required by the Code or regulations thereunder) of the issued and outstanding shares of Common Stock must file a written notice with the Company containing the information specified in the Articles of Incorporation no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in good faith in order to determine the Company's status as a REIT.

     The foregoing ownership limitations may have the effect of precluding acquisition of control of the Company without the consent of the Board of Directors.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 20,000,000 shares of preferred stock, $0.01 par value per share, of which 1,000,000 8 1/2% Series A Cumulative Redeemable Preferred Shares were outstanding at June 30, 1997.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation (the "Articles of Incorporation") and Bylaws and any applicable amendment to the Articles of Incorporation designating terms of a series of Preferred Stock (a "Designating Amendment").

TERMS

     Subject to the limitations prescribed by the Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company (except as described under "-- Shareholder Liability" below) and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms thereof, including:

          (1) The title and stated value of such Preferred Stock;

          (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

          (5) The procedures for any auction or remarketing, if any, for such Preferred Stock;

          (6) The provision for a sinking fund, if any, for such Preferred
     Stock;

          (7) The provision for redemption, if applicable, of such Preferred Stock;

          (8) Any listing of such Preferred Stock on any securities exchange;

          (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

          (10) Whether interests in such Preferred Stock will be represented by Depositary Shares;

          (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

          (12) A discussion of U.S. Federal income tax considerations applicable to such Preferred Stock;

          (13) The relative ranking of preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (14) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case an may be appropriate to preserve the status of the Company as a REIT.

     The applicable Prospectus Supplement will summarize the nature and scope of any event risk provisions contained in any series of Preferred Stock, including the types of events protected by such provisions and any limitations on the Company's ability to satisfy its obligations under such provisions. The applicable Prospectus Supplement will also summarize anti-takeover provisions in other securities of the Operating Partnership or the Company, which could have a material effect on any series of Preferred Stock. Such summary will contain a detailed and quantifiable definition of any "change in control" provision.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital shares of the Company, the terms of such Preferred Stock may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital shares of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends of the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividends periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital shares of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital shares of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holder thereof; provided, however, to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Georgia law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon any proposed amendment to the Articles of Incorporation, whether or not entitled to vote thereon by the Articles of Incorporation, if the amendment would (i) increase or decrease the aggregate number of authorized shares of such series; (ii) effect an exchange or reclassification of all or part of the shares of the series into shares of another series; (iii) effect an exchange or reclassification, or create the right of exchange, of all or part of the shares of another class or series into shares of the series; (iv) change the designation, rights, preferences or limitations of all or a part of the shares of the series; (v) change the shares of all or part of the series into a different number of shares of the same series; (vi) create a new series having rights or preferences with respect to distributions or dissolution that are prior, superior or substantially equal to the shares of the series; (vii) increase the rights, preferences or number of authorized shares of any class or series that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior or substantially equal to the shares of the series; (viii) limit or deny an existing preemptive right of all or part of the shares of the series; or (ix) cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on all or part of the shares of the series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversions will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

SHAREHOLDER LIABILITY

     As discussed below under "Description of Common Stock -- General," applicable Georgia law provides that no shareholder, including holders of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

     As discussed below under "Description of Common Stock -- Restrictions on Transfer," for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the

Designating Amendment for each series of Preferred Sock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (a "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     A Preferred Stock Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

     In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which has been converted or exchanged.

WITHDRAWAL OF STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that preserves the REIT status of the Company.

     From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

     Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holders of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     A Deposit Agreement will be permitted to be terminated by the Company upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. The Company will agree that if a Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or
(iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     A Preferred Stock Depositary will be permitted to resign at any time by delivering to the Company notice of its election to do so, and the Company will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither a Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither the Company nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

     This discussion summarizes the material Federal income tax considerations that may be relevant to a prospective holder of the Securities. This discussion is based on current law. The discussion is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations. It also does not discuss all of the aspects of Federal income taxation that may be relevant to a prospective holder of securities in light of his particular circumstances or to certain types of holders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws. As used in this section, the term "Company" refers solely to Post Properties, Inc.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

QUALIFICATION AND TAXATION OF THE COMPANY AS A REIT

     The Company had made an election to be taxed as a REIT under Sections 856 through 860 of the Code effective for its short taxable year ending on December 31, 1993. The Company's qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. The Company believes that it is organized and has operated in such a manner as to qualify under the Code for taxation as a REIT commencing with its 1993 taxable year, and the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT. See "Failure to Qualify" below.

     In the opinion of King & Spalding, the Company met the requirements for qualification and taxation as a REIT for its taxable years ended December 31, 1993, 1994, 1995 and 1996, and its current and proposed method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. This opinion is based on various assumptions relating to the organization and operation of the Operating Partnership and the partnerships in which the Operating Partnership owns or has owned an interest (referred to herein as "Subsidiary Partnerships") and is conditioned upon certain representations made by the Company as to certain relevant factual matters relating to the organization and expected manner of operation of the Company, the Operating Partnership, and the Subsidiary Partnerships. King & Spalding is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Moreover, such qualification and taxation as a REIT will depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. King & Spalding will not review compliance with these tests on a continuing basis. No assurance can be given that the Company will satisfy such tests on a continuing basis. See "Failure to Qualify" below.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the Code sections that govern the Federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

     So long as the Company continues to qualify for taxation as a REIT, it generally will not be subject to Federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to Federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on items of tax preference, if any. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amounts by which it fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Finally, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis of such property at such time), such gain will be subject to the highest corporate rate applicable (as provided in retroactive IRS regulations that were announced in IRS Notice 88-19 but which have not yet been promulgated), provided an election is made by the Company to apply the principles of Section 1374 of the Code to such gain (a "Notice 88-19 election").

     When Columbus was formed in 1993, it acquired certain built-in gain assets from a C corporation in a carryover basis transaction. Columbus believes that the aggregate built-in gain with respect to such assets is approximately $7.8 million. Columbus filed a Notice 88-19 election with its first REIT tax return for the taxable year ended December 31, 1993. Accordingly, the Company (as Columbus' successor) should be subject to a Section 1374 corporate-level tax (assuming the retroactive regulations announced in Notice 88-19 are eventually issued by the IRS) if the Company or the Operating Partnership sells a built-in gain asset in a taxable transaction during the ten-year period commencing on the date such assets were originally acquired by Columbus. The Company will likewise file a Notice 88-19 election with respect to the built-in gain assets acquired from Columbus, but the Company has no current intention to sell any of the built-in gain assets that will be acquired from Columbus.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year which has not been revoked or terminated) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status; (viii) that uses a calendar year for Federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to
(iv), inclusive, must be met during the entire taxable year and that condition
(v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under
Section 401(a) of the Code, however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. Finally, under the Taxpayer Relief Act of 1997 signed by the President on August 5, 1997 (the "1997 Act"), for its taxable years beginning after December 31, 1997, the Company will be treated as having met condition (vi) above if it has complied with certain Treasury regulations for ascertaining the ownership of its stock for such year and if it did not know (or after the exercise of reasonable diligence would not have known) that its stock was sufficiently closely held during such year to cause it to fail condition (vi).

     The Company's Articles of Incorporation contains restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in clauses (v) and (vi) above. See "Capital Stock of the Company -- Restrictions on Transfer."

     Section 856(i) of the Code provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. For taxable years ending on or before December 31, 1997, a "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT "at all times during the period such corporation was in existence." Under the 1997 Act, for post-1997 taxable years the stock of a qualified REIT subsidiary no longer needs to have been held by the REIT "at all times during the period such corporation was in existence." Certain subsidiaries of the Company constitute qualified REIT subsidiaries. Accordingly, in applying the income and asset tests described below, such subsidiaries will be ignored for Federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of the Company. Such subsidiaries therefore will not be subject to Federal corporate income taxation, although they may be subject to state and local taxation.

     In the case of a REIT that is a partner in an entity that is classified for Federal income tax purposes as a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership (based on the REIT's capital interest in the partnership) and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests described below. The ownership of interests in the Operating Partnership by the Company will result in its proportionate share of the assets, liabilities and items of income of the Operating Partnership being treated as assets, liabilities and items of income of the Company for purposes of the asset and income tests described below.

     Income Tests. For its taxable years ending on or before December 31, 1997, in order for the Company to maintain its qualification as a REIT, three requirements relating to gross income must be satisfied annually. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for each taxable years ending on or before December 31, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year (the "30% Gross Income Test"). Under the 30% Gross Income Test, if a REIT holds an interest in a partnership that sells real property or if the REIT sells its interest in a partnership that holds real property, the gross income derived from such sale, to the extent attributable to real property, is deemed to be derived from the sale of real property held for the shorter of the period that the partnership held the property or the period that the REIT held its partnership interest. The 1997 Act repeals the 30% Gross Income Test effective for the Company's taxable year beginning January 1, 1998.

     The rent received by the Company from its tenants will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant of the Company will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or a direct or indirect owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for the rent to qualify as "rents from real property," the Company generally must not operate or manage its properties or furnish or render services to the tenants of such properties, other than through an "independent contractor" who is adequately compensated and from whom the Company derives or receives no income. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, for the Company's taxable years beginning after December 31, 1997, the "independent contractor" requirement will not apply to noncustomary services provided by the Company, the annual value of which does not exceed 1% of the gross income derived from the property with respect to which the services are provided (the "1% de minimis exception"). For this purpose, such services may not be valued at less than 150% of the Company's direct cost of providing the services.

     The Company does not charge rent for any portion of any property that is based, in whole or in part, on the income or profits of any person. In addition, the Company does not receive any material rent from a Related Party Tenant. Finally, any noncustomary services will be provided through qualifying independent contractors or, for post-1997 taxable years, will satisfy the 1% de minimis exception.

     The Operating Partnership receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by the Operating Partnership. A portion of such fees (corresponding to that portion of any such property owned by a third party) generally will not qualify under the 75% or 95% gross income tests. The Company will also receive certain other types of non-qualifying income, including its allocable share of any dividends paid by Post Services to the Operating Partnership (which will qualify under the 95% gross income test but not under the 75% gross income test). The Company believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "-- Qualification and Taxation of the Company as a REIT," even if those relief provisions apply, a 100% tax would be imposed on the net income attributable to the greater of the amount by which the Company fails the 75% and 95% gross income tests. No such relief is available for violations of the 30% Gross Income Test (which, as noted above, has been repealed commencing with the Company's 1998 taxable year).

     Asset Tests. At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, including (i) its allocable share of real estate assets held by the Operating Partnership and any subsidiary partnerships or limited liability companies, and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) public debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's debt and equity securities owned by the Company (including its allocable share of such securities owned by the Operating Partnership) may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. Debt of an issuer that is secured by real estate assets does not constitute a "security" for purposes of the 5% asset test. The 5% asset test generally must be met for any quarter in which a REIT acquires securities of an issuer or other property. Thus, this requirement must be satisfied not only on the date that the Company initially acquires securities of Post Services, but also each time the Company increases its ownership of securities of Post Services (e.g. as limited partners exercise their redemption rights).

     As described above, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Post Services. In addition, the Operating Partnership also holds a note of Post Services. By virtue of its ownership of an interest in the Operating Partnership, the Company is deemed to own its pro rata share of assets of the Operating Partnership and any subsidiary partnerships, including the securities of Post Services. Because the Operating Partnership does not own more than 10% of the voting securities of Post Services, the Company likewise does not own more than 10%. In addition, based upon its analysis of the estimated value of the debt and equity securities of Post Services owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the debt and equity securities of Post Services at all relevant times has been less than 5% of the total value of the Company's assets. However, no independent appraisals have been obtained to support this conclusion, and King & Spalding, in rendering its opinion as to the Company's qualification as a REIT, is relying on the Company's representation with respect to the value of Post Services and its wholly owned subsidiaries. After reasonable inquiry, King & Spalding is not aware of any facts inconsistent with such representation. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which any actual or deemed acquisition of the securities of Post Securities is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in Post Services.

     Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute with respect to each taxable year dividends (other than capital gain dividends) to its shareholders in an aggregate amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its Federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction, of such expenses in arriving at the Company's taxable income, or if the amount of nondeductible expenses (such as principal amortization or capital expenses) exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

     Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, in order to maintain qualification as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company intends to comply with these requirements.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances the Company would be entitled to such statutory relief.

OTHER TAX CONSIDERATIONS

     Tax Status of Operating Partnership and Other Pass-Through Entities. All of the Company's investments have been made through the Operating Partnership, which in turn holds an interest in a subsidiary partnership (the "Subsidiary Partnership"). In the opinion of King & Spalding, the Operating Partnership and the Subsidiary Partnership each qualify as a partnership for Federal income tax purposes and not as an association taxable as a corporation or as a publicly traded partnership.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent of a secondary market. The Treasury Department recently issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors, which, if satisfied, will prevent a partnership's interests from being treated as readily tradable on a secondary market or the substantial equivalent thereof. The "private placement" safe harbor applies if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the person's interest in the flowthrough entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. The Operating Partnership does not currently meet the private placement safe harbor of the PTP Regulations because it has more than 100 partners.

     Under a special grandfather rule, an existing partnership may continue to rely on safe harbors contained in IRS Notice 88-75 for a 10-year period. The Company believes that the Operating Partnership has satisfied, and will continue to satisfy, the private placement safe harbor under such Notice because, in part, it has fewer than 500 direct and indirect partners. Upon expiration of the grandfather period, if the Operating Partnership does not at that time satisfy the private placement safe harbor of the PTP Regulations, it is possible that the Operating Partnership could be classified as a publicly traded partnership. In that event, the Operating Partnership should satisfy a special "passive income" exception provided in Section 7704(c) of the Code and therefore should not be subject to Federal income tax at the corporate level. However, if the Operating Partnership were classified as a publicly traded partnership, the partners of the Operating Partnership would nevertheless be subject to special passive loss rules in Section 469(k) of the Code.

     If the Operating Partnership were treated as an association taxable as a corporation, the Company would fail the 75% asset test. Further, if the Subsidiary Partnership were treated as a taxable corporation, then the Company would cease to qualify as a REIT if the Company's ownership interest in such partnership exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's assets. Furthermore, in such a situation, distributions from the Subsidiary Partnership to Post would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which could therefore make it more difficult for the Company to meet such test. Finally, the Company would not be able to deduct its share of losses generated by any of the Subsidiary Partnerships in computing its taxable income. See "-- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

     Taxation of Post Services and Operating Subsidiaries. Post Services and its existing subsidiaries file a corporate consolidated return for federal income tax purposes. The consolidated taxable income of these companies is subject to tax at regular corporate rates. To the extent such entities are required to pay Federal, state and local income taxes, the cash available for distribution to shareholders will be correspondingly reduced.

     State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside (although shareholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to the Company's operations and distributions). The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to taxable U.S. Shareholders (as hereinafter defined) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Shareholders (as hereinafter defined) as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. Shareholder" means a holder of the Company's shares that for United States Federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and (B) one or more United States persons have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed the payor's actual net capital gain for the taxable year) without regard to the period for which the U.S. Shareholder has held his or her shares. However, corporate U.S. Shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the U.S. Shareholder's shares, but will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a U.S. Shareholder's shares, such distributions will be included in income as capital gain, assuming that such shares are capital assets in the hands of the U.S. Shareholder. The tax rate to which such capital gain will be subject will depend on the U.S. Shareholder's holding period for his shares. See "-- Capital Gains Rates Under the 1997 Act" below. In addition, any distribution declared by the Company in October, November or December of any year and payable to a U.S. Shareholder of record on a specified date in any such month shall be treated as both paid by the payor and received by the U.S. Shareholder on December 31 of such year, provided that the distribution is actually paid by the payor during January of the following calendar year.

     For its taxable years beginning after December 31, 1997, the Company may make an election with respect to all or part of its undistributed net capital gain. If the Company should make such an election, its shareholders would be required to include in their income as long-term capital gain their proportionate share of the Company's undistributed net capital gain as designated by the Company. The tax rate applicable to such gain is not clear under the 1997 Act. See "-- Capital Gains Rates Under the 1997 Act" below. Each such shareholder would be deemed to have paid his proportionate share of the income tax imposed on the Company with respect to such undistributed net capital gain, and this amount would be credited or refunded to the shareholder. In addition, the tax basis of the shareholder's stock would be increased by his proportionate share of undistributed net capital gains included in his income less his proportionate share of the income tax imposed on the Company with respect to such gains.

     U.S. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of its shares will not be treated as passive activity income and, therefore, U.S. Shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of the Company's shares (or distributions treated as such), however, will be treated as investment income only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

TAXATION OF U.S. SHAREHOLDERS ON THE DISPOSITION OF THE COMPANY'S SHARES

     In general, any gain or loss realized upon a taxable disposition of the Company's shares by a U.S. Shareholder who is not a dealer in securities will be treated as a capital gain or loss. Lower marginal tax rates for individuals may apply in the case of capital gains, depending on the holding period of the Company's shares that are sold. See "-- Capital Gains Rates Under the 1997 Act" below. However, any loss upon a sale or exchange by a U.S. Shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such U.S. Shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Company's shares may be disallowed if other Company shares are purchased within 30 days before or after the disposition. In addition, capital losses not offset by capital gains may be deducted from an individual's ordinary income only up to a maximum of $3,000 per year. Unused capital losses may be carried forward. A corporate taxpayer may deduct capital losses only to the extent of capital gains, but may carry unused capital losses back three years and forward five years.

CAPITAL GAINS RATES UNDER THE 1997 ACT

     In general, under the 1997 Act, the maximum tax rate on an individual's net capital gain is reduced from 28-percent to 20-percent. In addition, any net capital gain which otherwise would be taxed at a 15-percent rate is taxed at a 10-percent rate. However, the rates applicable to ordinary income continue to apply to the sale or exchange of capital assets held for one year or less, and the applicable tax rates under prior law, rather than the new 20-percent and 10-percent rates, will continue to apply to the sale or exchange of capital assets held for more than one year but not more than 18 months. It is unclear how the applicable rate is determined in the case of capital gain dividends paid by a REIT, which, under Section 857 of the Code, are required to be treated as "gain from the sale or exchange of a capital asset held for more than one year." The Treasury Department is authorized to issue regulations that address the application of the new capital gains rates to sales and exchanges by REITs and to sales and exchanges of interests in REITs, but no such regulations have been issued.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. Shareholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. Shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any U.S. Shareholders who fail to certify their nonforeign status to the Company. See "-- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from Federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of shares with "acquisition indebtedness," a portion of its income from distributions on such shares will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans that are exempt from taxation under paragraphs (7), (9), (17) and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the shares would be required to treat a percentage of the dividends on its shares as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income, less related direct expenses, derived by Post from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income, less related direct expenses, of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Common Stock only if (i) the UBTI Percentage is at least 5%, (ii) Post qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company, in proportion to their actuarial interests in the pension trust and
(iii) either (A) one pension trust owns more than 25% of the value of such shares or (B) a group of pension trusts individually holding more than 10% of the value of shares collectively owns more than 50% of the value of the shares.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign holders of the Company's shares (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE SECURITIES, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of United States real property interests and are not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company's current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to Federal income tax at graduated rates, in the same manner as U.S. Shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a corporate Non-U.S. Shareholder). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The IRS issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirements.

     Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his shares as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of the payor's current and accumulated earnings and profits.

     The Company is required to withhold 10% of any distribution in excess of its current and accumulated earnings and profits to the extent such shares constitute "U.S. real property interests" under Section 897(c) of the Code. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution to a Non-U.S. Shareholder, to the extent that the Company does not do so, any portion of a distribution not subject to 30% withholding will be subject to 10% withholding.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. Shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by it as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's U.S. tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company is currently a "domestically-controlled REIT" and, therefore, the sale of Common Stock will not be subject to taxation under FIRPTA. However, because the Company's shares are publicly traded, no assurance can be given that the Company is or will continue to be a "domestically-controlled REIT." In addition, a Non-U.S. Shareholder that owned (actually or constructively under certain constructive ownership rules) 5% or less of the Company's outstanding shares at all times during a specified testing period will not be subject to tax under FIRPTA if such shares are regularly traded on an established securities market (e.g., the NYSE, on which the shares are currently traded). Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of corporate Non-U.S. Shareholders).

OTHER TAX CONSEQUENCES

     The Company, the Operating Partnership, the corporate subsidiaries of the Company or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and the Company's shareholders may not conform to the Federal income tax consequences discussed above.

TAXATION OF HOLDERS OF PREFERRED STOCK, DEPOSITARY SHARES AND DEBT SECURITIES

     If the Company offers one or more series of Preferred Stock or Depositary Shares, or if the Operating Partnership offers one or more series of Debt Securities, then there may be tax consequences for the holders of such Securities not discussed herein. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company and the Operating Partnership may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company, from the Operating Partnership or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company or the Operating Partnership, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company or the Operating Partnership will be described, in the Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company or the Operating Partnership may elect to list any series of Debt Securities, Preferred Stock or Depositary Shares on an exchange, but neither is obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements the Company and the Operating Partnership may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by the Company or the Operating Partnership against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company or the Operating Partnership in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company or the Operating Partnership, as the case may be, will authorize underwriters or other persons acting as the Company's or the Operating Partnership's agents to solicit offers by certain institutions to purchase Securities from the Company or the Operating Partnership at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company or the Operating Partnership, as the case may be. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company or the Operating Partnership, as the case may be, shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1996 and incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Operating Partnership for the year ended December 31, 1996 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Columbus Realty Trust for the year ended December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, included in the Current Report on Form 8-K dated September 17, 1997 filed by Post Properties, Inc., and the Current Report on Form 8-K dated September 17, 1997 filed by Post Apartment Homes, L.P., have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Securities will be passed upon for the Company and the Operating Partnership by King & Spalding, Atlanta, Georgia. Herschel M. Bloom, a member of King & Spalding, is a director of the Company.

             ======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-2
Use of Proceeds.......................   S-7
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends...........   S-7
Description of Series C Preferred
  Shares..............................   S-8
Certain Federal Income Tax
  Considerations......................  S-13
Underwriting..........................  S-15
Legal Matters.........................  S-16

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company and the Operating
  Partnership.........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends...........     4
Description of Debt Securities........     4
Description of Common Stock...........    15
Description of Preferred Stock........    17
Description of Depositary Shares......    23
Federal Income Tax Considerations.....    26
Plan of Distribution..................    37
Experts...............................    38
Legal Matters.........................    38

             ======================================================
             ======================================================

                                2,000,000 SHARES

                             POST PROPERTIES, INC.

                           7 5/8% SERIES C CUMULATIVE
                          REDEEMABLE PREFERRED SHARES

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                          ---------------------------

                              MERRILL LYNCH & CO.
                           A.G. EDWARDS & SONS, INC.
                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                FEBRUARY 4, 1998

             ======================================================